Exhibit 99.1

For Immediate Release

OBOOK Holdings Inc. (OWLS) Collaborates with Visa to Launch OwlPay

Cash App for Remittances

With Visa Direct, OwlPay Cash users in the U.S. can send money directly to bank accounts in 26 countries

Arlington, Virginia, United States, December 9, 2025 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OwlTing” or the “Company”), a blockchain technology company operating as the OwlTing Group, today announced that it will launch OwlPay Cash1, a mobile-first remittance app developed in collaboration with Visa, a world leader in digital payments. OwlPay Cash leverages Visa Direct to enable users in the United States2 to facilitate payments abroad in local currencies directly to eligible bank accounts in 26 key regions3 worldwide, including high-demand markets such as Mexico, India, Colombia, Argentina, and Peru.

[1]	All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.
[2]

Availability may vary by jurisdiction and is subject to change. As of November 2025, OwlTing Group has obtained MTL licenses or their equivalent in 39 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 40 U.S. States. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

[3]

Key Regions include Canada, Argentina, Colombia, Peru and Mexico in the Americas; Austria, Belgium, France, Germany, Greece, Hungary, Italy, Lithuania, Monaco, Netherlands, Portugal, Slovakia, Slovenia, Spain and Poland in Europe; and Hong Kong, India, Japan, Malaysia, Singapore and South Korea in Asia.

For Immediate Release

Building on the global agreement with Visa announced earlier, this marks the upcoming rollout of the Visa Direct Account (VDA) solution for OwlTing. Visa Direct connects to more than 11 billion endpoints4 globally, helping OwlPay Cash reduce hidden fees and provide greater transparency on foreign exchange rates. Partnered with Cross River Bank for regulated U.S. settlement, OwlPay Cash offers users transparent pricing without monthly fees and the built-in FX conversion for everyday remittances.

“For too long, cross-border payments have burdened U.S. immigrants and freelancers supporting families abroad with high costs and slow speed,” said Darren Wang, Founder and CEO at OwlTing Group. “Combining Visa Direct’s global reach with the cost-efficient and intuitive mobile display of OwlPay Cash, we’re delivering real savings, transparency, and speed in one simple app.”

“Visa is committed to being the network that powers fintech innovation globally, and our work with OwlTing is a fantastic example of how our infrastructure can enable new solutions,” said Vira Platonova, Global Head of Visa Direct. “By providing access to our global network, we help companies like OwlTing build user-friendly applications that facilitate cross-border payments with greater reliability.”

Global remittances are projected to reach $905 billion5 in 2024, with 230 billion flowing from the U.S. alone6. In fact, the U.S. is home to nearly 48 million immigrants7, for many of whom, remittances serve as a financial lifeline, funding housing, education, healthcare, and more. Today, most cross-border transfers are still conducted with fees around 6.6%, according to World Bank estimates8, well above the 3% global target set by the UN’s Sustainable Development Goals9.

OwlPay Cash is purpose-built to serve this demand, slashing costs by up to 70% compared to traditional SWIFT options. The app will be soon available for download on the Apple App Store and Google Play in the U.S. It offers:

[4]	According to Visa Annual Report 2024, https://annualreport.visa.com/home/default.aspx
[5]	According to the estimation of World Bank, https://blogs.worldbank.org/en/peoplemove/in-2024--remittance-flows-to-low--and-middle- income-countries-ar
[6]	According to the estimation from BBVA Research, https://www.bbvaresearch.com/wp-content/uploads/2025/05/A-Remittance-Tax-Would- Be-Unfair-Regressive-and-Have-Limited-Impact.pdf
[7]	According to the American Community Survey in 2023, estimated to have 47.8 million foreign born population in the U.S.
[8]	According to the World Bank statistics, https://remittanceprices.worldbank.org/#:~:text=Globally%2C%20sending%20remittances%20costs% 20an,2024%20report%20for%20further%20details
[9]

According to the United Nations SDG 10. Target 10.c indicates: By 2030, reduce to less than 3 per cent the transaction costs of migrant remittances and eliminate remittance corridors with costs higher than 5 per cent.

For Immediate Release

•

Global Reach: Fund transfers to 26 regions across Latin America, Asia, and Europe, with automatic FX and local-currency payout. Initial rollout prioritizes high-demand markets such as Argentina, Mexico, Colombia, Peru, and India, with the rest corridors ready soon.

•	Affordable Transfers: Up to 70% lower fees than SWIFT options, with no monthly charges.

•	Easy Experience: Mobile-first design with contact-based quick-send for fast, repeat transfers.

•	Secure & Compliant: Licensed in 39 U.S. states and ISO 27001 certified for user data protection.

•	Powered by Visa: Built on Visa Direct for reliable global payouts leveraging Visa’s trusted network.

While OwlTing continues to build the stablecoin infrastructure, this launch expands its reach in fiat payments, connecting traditional banking rails with the same compliance-first mindset beyond the stablecoin ecosystem~~.~~

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About OBOOK Holdings Inc. (OwlTing Group)

OBOOK Holdings Inc. (NASDAQ: OWLS) is a blockchain technology company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot

For Immediate Release

guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

OBOOK Holdings Inc. Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com